CANANDAIGUA NATIONAL CORPORATION

72 S. Main Street

Canandaigua, NY 14424

March 17, 2011

Via Facsimile and U. S. Mail

Facsimile: 202-813-6983

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn. Messrs. Michael Seaman, Christian Windsor, Amit Pande and Ignacio Sandoval and Ms. Babette Cooper

Re:

Canandaigua National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 (Form 10-K”)

Form 10-Q for Quarterly Period Ended September 30, 2010 (“9.30.10 10-Q”)
File No. 000-18562

Ladies and Gentlemen:

This letter sets forth a supplemental response by Canandaigua National Corporation (the “Company”) to your letter, dated December 13, 2010, setting forth the comments of the staff of the Division of Corporation Finance and the Division of Trading and Markets of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  Based on conversations between our counsel at Nixon Peabody LLP and the staff of the Commission, we hereby supplement our letter to you dated January 14, 2011 with respect to your comment numbered 6.  For your convenience, the comment is reproduced below before the Company’s supplemental response.

Division of Trading and Market Comments

6.

Please explain the applicability of the broker-dealer registration provisions of Section 15 of the Securities Exchange Act of 1934 to your efforts in assisting shareholders sell their shares of your common stock through the bank’s trust department.  Also, please tell us how customer funds and securities are handled.

Company supplemental response:  In addition to the information supplied in our letter of January 14, 2011, we advise the staff of the Commission that the Company and its subsidiary Canandaigua National Bank, N.A., do not engage in more than 500 transactions in securities in any calendar year (other than those that would be exempt under clauses (i) through (x) of Section 3(a)(4)(B) of the Securities Exchange Act of 1934, as amended), and that any transactions by the Company or the bank are not effected by an employee who is also an employee of a broker or dealer.  Accordingly, the Company and the bank may rely on the provisions of clause (xi) of Section 3(a)(4)(4)(B) permitting de minimis transactions in securities by a bank without causing the bank to be considered a broker under Section 3(a)(4).

Division of Corporation Finance

U. S. Securities and Exchange Commission

March 17, 2011

Conclusion

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments, please call me at 585-396-4260 ext. 36044 or Steven H. Swartout, Esq., the Company’s Executive Vice President and General Counsel, at 585-394-4260, ext 36107.

Sincerely,

/s/ Lawrence A. Heilbronner

Lawrence A. Heilbronner

Executive Vice President and Chief Financial Officer and its Principal Accounting Officer